SYNEX INTERNATIONAL INC
1444 Alberni Street, 4th Floor
Vancouver, B.C. Canada V6G 2Z4
Tel (604) 688-8271 Fax (604) 688-1286
E-mail sxi@synex.com

April 12, 2002

L1004-14/4

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

82-8602

REFERENCE: ~~82-~~8362
FILING OF INFORMATION MAILED TO SHAREHOLDERS

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934 we enclose the following document(s) which has (have) either been mailed to our shareholders or disseminated as a News Release:

1. News Release dated April 12, 2002 and entitled "Synex International Announces Milestone." (1 copy).

As you require, each copy of the above document(s) is referenced on the top right hand corner: **Reference 82-8362**.

Yours truly
SYNEX INTERNATIONAL INC.

Alan W Stephens
Corporate Secretary

Enclosure(s)

L1004.14.SECfiling

82- 8362

NEWS RELEASE

TSE : SXI

April 12, 2002

SYNEX INTERNATIONAL ANNOUNCES MILESTONE

Synex International Inc. announces that a company in which Synex has a significant holding, Coast Mountain Power Corp. (CDNX - MW), has received and accepted the Feasibility Study for the Forrest Kerr Hydroelectric Project. The proposed Forrest Kerr Hydroelectric Project, to be located in northern British Columbia, is expected to have a capacity of 100 MW and an estimated total project cost of $195 million.

The acceptance of the Feasibility Study triggers the release of 482,949 shares of Coast Mountain Power Corp. to Synex Energy Resources Ltd., a wholly owned subsidiary of Synex International Inc. Synex Energy will then hold about 10% of the approximately 9 million issued and outstanding shares of Coast Mountain Power Corp.

Synex International Inc is a public company, trading on the Toronto Stock Exchange with three operating divisions covering: the development and operation of electrical generation facilities; the development and marketing of business intelligence and accounting related software products; and an engineering group providing services for the control and use of water, particularly hydro power.

Greg Sunell, President

400 – 1444 Alberni Street
Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 372 Fax (604) 688 1286
E-mail: gsunell@synex.com
Web Site: www.synex.com/